02027775

P.E 4.1.02

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION APR 23 2002 WASH, D.C. 152

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of APRIL, 2002

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PROCESSED MAY 07 2002 THOMSON FINANCIAL

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F. MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.xx Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..xx

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: [signature]
(Signature)*
ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

Date APRIL 22, 2002

* Print the name and title of the signing officer under his signature.

TELEFONOS DE MEXICO, S. A. DE C. V.

April 16, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on April 16, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 300,000 class "L" shares of Telmex at an aggregate price of $5'445,433.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

TELEFONOS DE MEXICO, S. A. DE C. V.

April 15, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of Teléfonos de México, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of Teléfonos de México, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on April 15, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 500,000 class "L" shares of Telmex at an aggregate price of $8'864,531.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Adolfo Cerezo Pérez
Chief Financial Officer

First Quarter 2002

- During the quarter, more than 230 thousand lines were added, an annual increase of 9.9%, bringing the total to 13,602,121 lines in service
- Internet access accounts rose to 986,325 with an addition of 73 thousand accounts during the quarter, an increase of 40.0% in the customer base
- 126 thousand line equivalents for data transmission were installed, raising the total to 1,699,995 services, 49.0% more than the previous year

Relevant figures
(Millions of Mexican pesos with purchasing power as of March, 2002)

	1Q2002	1Q2001	% Increase
Revenues	26,378	27,151	(2.8)
EBITDA	14,357	15,761	(8.9)
Operating income	9,820	10,531	(6.8)
Net income	5,522	6,273	(12.0)
Earnings per share (pesos)*	0.42	0.45	(6.6)

* shares outstanding at the end of each period

Operating results

Local

At the end of the first quarter, there were 13,602,121 lines in service, a year-over-year increase of 9.9% with 230,542 lines added during the quarter. In the same period, lines with at least one digital service increased 55.5% reaching 3,510,800 lines and penetration of 25.8% of lines in service.

From January to March, total call traffic amounted to 6,274 million calls, 0.4% higher than the same period of 2001. During the quarter, interconnection traffic with telecommunications operators increased 14.6%, totaling 4,879 million minutes.

Long distance

In the first quarter, domestic long distance minutes totaled 3,497 million, 4.0% higher than the same period of the previous year.

International long distance traffic improved as a result of higher incoming traffic, reflecting recovery under way in some world economies and the reduction of international settlement

Lines in Service
(millions)


13.6
12.4
11.2
10.1
9.4
M02
M01
M00
M99
M98

TELMEX

rates. In the first quarter, international long distance traffic totaled 1,245 million minutes, 20.8% higher than the same period of 2001.

Data

At March 31, TELMEX had 986,325 Internet access accounts, a year-over-year increase of 40.0%. During the first quarter, 73,198 new accounts were added, 4.0% higher than the same period of the previous year.

In the first quarter, 126,101 line equivalents for data transmission were added, 12.0% lower than the same period of 2001, bringing the total to 1,699,995 line equivalents in operation, 49.0% more than in 2001.

Revenues generated by the data business during the first quarter rose to 2,779 million pesos, 2.8% higher than the same period of the previous year. In the first quarter, the data business contributed 10.5% of TELMEX's total revenues.

DLD minutes

(millions)


3,497
3,361
2,900
2,588
2,062
M02
M01
M00
M99
M98

ILD minutes

(millions)


1,245
1,030
1,287
776
808
M02
M01
M00
M99
M98

Line equivalents
for data transmission

(thousands)


1,700
1,141
604
403
228
M02
M01
M00
M99
M98

Internet access
accounts

(thousands)


986
704
486
184
61
M02
M01
M00
M99
M98

TELMEX financial results

For the first quarter, total revenues decreased 2.8% compared with the same period of 2001. The decrease in revenues was due to moderate growth in local, long distance and interconnection traffic, as well as lower sales in TELMEX stores and the reduction of local and long distance rates in real terms.

Additionally, lower revenues in part reflected change in the accounting policy for prepaid cards. Since the second quarter of 2001 they have been booked in two instead of three month periods, based on an analysis of consumption tendencies. Had that practice been in effect in the first quarter of 2001, total revenues in that period would have been 343 million pesos and total revenues for 2002´s first quarter would have decreased 1.6 percent.

Cost of sales and services increased 7.4% in the first quarter compared with the same period of 2001. This increase was due to charges related to labor costs and benefits, higher costs of telephone sets and postal services. Operating costs and expenses decreased 0.4% compared with last year's first quarter due to lower depreciation and amortization charges and effective control of commercial, administrative and general expenses that decreased 4.2% compared with the same period of 2001.

EBITDA and operating income for the first quarter were 14,357 and 9,820 million pesos, respectively, reflecting decreases of 8.9% and 6.8% compared with the same period of 2001.

Comprehensive financing cost resulted in a charge of 464 million pesos in the quarter as a result of a net exchange loss of 246 million pesos. The loss was due to exchange rate hedges carried out by the company to hedge 3.6 billion dollars of debt. Income from the monetary position partially offset the impact of these factors with a gain of 792 million pesos.

Net income for the first quarter was 5,522 million pesos. TELMEX´s earnings per share for the first quarter, based on the number of shares outstanding at period-end, were 0.42 pesos, 6.6% lower than the same period of 2001.

Consolidated statements of income

Income statement

(Millions of Mexican pesos with purchasing power as of March, 2002)

	1Q2002	1Q2001	% Increase
Operating revenues			
Local	12,555	13,018	(3.6)
Domestic long distance	6,854	7,121	(3.7)
International long distance	2,383	2,262	5.3
Interconnection	3,611	3,733	(3.3)
Other	975	1,017	(4.1)
Total	**26,378**	**27,151**	**(2.8)**
Operating costs and expenses			
Cost of sales and services	5,783	5,384	7.4
Commercial, administrative and general	3,619	3,778	(4.2)
Interconnection	2,619	2,228	17.5
Depreciation and amortization	4,537	5,230	(13.3)
Total	**16,558**	**16,620**	**(0.4)**
Operating income	**9,820**	**10,531**	**(6.8)**
Comprehensive financing cost			
Net interest	1,010	1,425	(29.1)
Exchange loss (gain)	246	(411)	(159.9)
Monetary effect	(792)	(441)	79.6
Total	**464**	**573**	**(19.0)**
Income before tax and employee profit sharing	**9,356**	**9,958**	**(6.0)**
Provisions for income tax and employee profit sharing	3,768	3,589	5.0
Income before equity in results of affiliates	**5,588**	**6,369**	**(12.3)**
Equity in results of affiliates	(66)	(96)	(31.3)
Net income	**5,522**	**6,273**	**(12.0)**
EBITDA	14,357	15,761	(8.9)
EBITDA margin	54.4	58.0	(3.6)
Operating margin	37.2	38.8	(1.6)

Balance sheet

(Millions of Mexican pesos with purchasing power as of March, 2002)

	March 2002	March 2001
Assets		
Current assets	32,955	32,421
Plant, property and equipment, net	116,885	112,681
Inventories	1,605	2,273
Licenses	580	646
Other assets	1,214	2,755
Intangible assets	7,322	8,942
Total assets	**160,561**	**159,718**
Liabilities and stockholders' equity		
Current portion of long-term debt	11,757	26,848
Other current liabilities	19,275	14,499
Long-term debt	54,327	42,474
Labor obligations	5,296	7,151
Deferred taxes	12,910	12,645
Deferred credits	923	1,000
Total liabilities	**104,488**	**104,617**
Stockholders' equity	**56,073**	**55,101**
Total Liabilities and stockholders' equity	**160,561**	**159,718**

Shares outstanding at March, 31 2002: 13,076,877,931
Exchange rate at March 31, 2002: 9.0243 pesos per dollar

Local service business

Pro forma statements of income

(Millions of Mexican pesos with purchasing power as of March, 2002)

	1Q 2002	1Q 2001	% Increase
Operating revenues			
Access, rent and measured service	12,606	13,102	(3.8)
Recovery of special projects	381	402	(5.2)
LADA interconnection	729	974	(25.2)
Interconnection with operators	201	491	(59.1)
Interconnection with cellular	3,410	3,242	5.2
Other	1,631	1,610	1.3
Total	**18,958**	**19,821**	**(4.4)**
Operating costs and expenses			
Cost of sales and services	4,098	3,630	12.9
Commercial, administrative and general	3,162	3,193	(1.0)
Interconnection	2,615	2,215	18.1
Depreciation and amortization	3,111	3,658	(15.0)
Total	**12,986**	**12,696**	**2.3**
Operating income	**5,972**	**7,125**	**(16.2)**
EBITDA	**9,083**	**10,783**	**(15.8)**
EBITDA margin	47.9	54.4	(6.5)
Operating margin	31.5	35.9	(4.4)

Local service: revenues for monthly rent, measured service, installation charges, equipment sales and interconnection

Comments on local service financial results

The local service income statement prepared in accordance with accounting separation principles shows a reduction in revenues for this line of business of 4.4% for the first quarter. The decrease was mainly due to lower local traffic volume, the 22% reduction of the interconnection rate with telecommunications operators and the reduction of local rates in real terms. This effect was partially offset by the 9.9% growth of lines in service and the 14.6% increase of interconnection traffic with telecommunications operators, mainly from "calling party pays".

If the current accounting policy for telephone cards had been applied in 2001's first quarter, revenues for access, rent and measured service would have shown a reduction of approximately 161 million pesos, for a decrease of only 2.6%.

Costs increased 2.3%compared with the same period of 2001. The factors that primarily influence these results are higher traffic related to interconnection service of "calling party pays" and the increase in salaries and benefits for employees. Gains in these areas that partially offset the increase in costs was the decrease of 15.0% in depreciation compared with the same period of the previous year.

In the first quarter, EBITDA and operating income decreased 15.8% and 16.2%, compared with the same period of 2001, totaling 9,083 y 5,972 million pesos, respectively.

Long distance business

Pro forma statements of income

(Millions of Mexican pesos with purchasing power as of March, 2002)

	1Q 2002	1Q 2001	% Increase
Operating revenues			
Domestic long distance	4,111	4,377	(6.1)
International long distance	2,000	1,904	5.0
Total	**6,111**	**6,281**	**(2.7)**
Operating costs and expenses			
Cost of sales and services	1,009	855	18.0
Commercial, administrative and general	1,112	1,150	(3.3)
Interconnection to the local network	695	935	(25.7)
Cost of LADA special projects	371	391	(5.1)
Depreciation and amortization	540	644	(16.1)
Total	**3,727**	**3,975**	**(6.2)**
Operating income	**2,384**	**2,306**	**3.4**
EBITDA	**2,924**	**2,950**	**(0.9)**
EBITDA Margin	47.8	47.0	0.9
Operating Margin	39.0	36.7	2.3

Long distance service includes: revenues for basic services of domestic and international long distance. It does not include rural, public and data transmission services.
The associated costs consider imputed costs for interconnection, billing, collecting, leased ports, colocation, advertising, leased lines and recovery of special projects.

Comments on long distance financial results

The long distance income statement, prepared in accordance with accounting separation principles shows that long distance revenues for the first quarter decreased 2.7%, due to lower domestic long distance traffic, the reduction of rates in real terms and the reduction of the international settlement rate, partially offset by recovery in international long distance traffic reflecting early indications of improving economic conditions.

If the current accounting policy for telephone cards had been applied in the first quarter, revenues for long distance would have decreased approximately 182 million pesos, and would have reflected an increase of 0.2%.

From January to March, total operating costs and expenses decreased 6.2% compared with the same period of 2001. This decrease was due to the reduction in interconnection costs to the local network and lower levels of depreciation and amortization.

In the first quarter, EBITDA was 0.9% lower than in the same period of 2001. Operating income for the quarter increased 3.4% compared with the same period of 2001.

Teléfonos de México, S.A. de C.V. (http//www.telmex.com)
Dirección de Finanzas y Administración - Relaciones con Inversionistas
Parque Via 198-701, 06599 México, D.F. Tels. (52 55) 5703 3990, 5222 54 62 Fax (52 55) 5545 5550, 5592 3777 e-mail ri@telmex.com